UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2020 RESULTS1,2

Santiago, Chile, August 5, 2020 – CCU announced today its consolidated financial and operating results for the second quarter 2020, which ended June 30, 2020.

•	Consolidated Volumes decreased 12.0%. Volume variation per Operating segment was as follows:
o	Chile (13.4)%
o	International Business (12.0)%
o	Wine 6.5%
•	Net sales were down 15.6%
•	EBITDA reached CLP 19,654 million, a 62.1% decrease
•	Net income reached a loss of CLP 3,257 million, a drop of 118.1%
•	Earnings per share reached a loss of CLP 8.8 per share

Key figures	2Q20	2Q19	Total change %	YTD20	YTD19	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	5,181	5,889	(12.0)	13,811	13,998	(1.3)
Net sales	318,376	377,362	(15.6)	829,609	854,220	(2.9)
Gross profit	134,567	177,755	(24.3)	388,361	423,230	(8.2)
EBIT	(7,457)	24,731	(130.2)	54,981	100,624	(45.4)
EBITDA	19,654	51,879	(62.1)	110,384	152,307	(27.5)
Net income	(3,257)	18,040	(118.1)	28,978	66,556	(56.5)
Earnings per share (CLP)	(8.8)	48.8	(118.1)	78.4	180.1	(56.5)

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1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 2Q20 compared to 2Q19, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

OUR FOCUS DURING THE COVID-19 PANDEMIC: To face this challenging scenario, since March we have been executing a regional plan with three priorities: (i) people, (ii) operation continuity, and (iii) financial health. First, to ensure the health and safety of all our workers and the people we interact with, we have operated with strict sanitary protocols in all our plants and distribution centers. Also, we have reinforced our commitment to support society through initiatives such as: the production and donation of hand-sanitizer, disinfectant alcohol, facial shields to protect our clients, and products to support several community organizations; also, the sanitizing of streets in communities near to our wineries, the support to bars and restaurants through the campaign “Yo Invito”, and the repatriation of Colombian and Chilean citizens, among other initiatives. Second, we have maintained the operation of our plants and distribution, together with the activities of procurement, sales, marketing and administration. At the same time, we have kept working with our suppliers and supporting our clients. Third, in spite of our strong financial position, reflected in a low net financial debt, we recently issued local bonds for CLP 186,527 million, with an average real interest rate of 0.88%, to ensure our financial health in this uncertain scenario. Finally, we would like to thank the strong commitment and dedication of all CCU employees, which made all of the above possible.

CONSOLIDATED PERFORMANCE DURING THE COVID-19 PANDEMIC: EBITDA fell 62.1% to CLP 19,654 million and EBITDA margin dropped from 13.7% to 6.2%. Net income recorded a loss of CLP 3,257 million from a gain of CLP 18,040 million in 2019. With respect to this quarter, we would like to highlight: (i) the strengthening of our market position, (ii) the deterioration of margins, and (iii) the control of our expenses. As for our market position, in spite of a decrease of 12.0% in consolidated volumes, we were able to maintain or gain market share in our main categories in Chile based on continuous improvement in brand equity and sales execution. The lower volumes were mainly driven by a deep contraction in non-alcoholic in Chile and in the International Business Operating segment, being the sharpest fall in April, and since then we have seen an upward trend. In Chile, this quarter, total alcohol per capita consumption decreased (internal estimates), due to a sharp fall in spirits, whereas beer and domestic wine increased. Regarding the margins, Gross margin dropped from 47.1% to 42.3%, mainly explained by negative external effects from the devaluation of the CLP and ARS against the USD, which depreciated 20.4%3 and 65.1%4, respectively, affecting our USD-denominated costs, and lower average prices in CLP, mainly due to the absence of price increases in Argentina, not allowing us to offset the impact in costs of the high inflation and devaluation in that country. It is important to mention that it takes time to compensate a sharp devaluation of the currencies through pricing and efficiencies. Finally, in respect of expenses, MSD&A expenses decreased 7.9%, mainly due to lower distribution and marketing expenses.

OPERATING SEGMENTS AND JV PERFORMANCE DURING THE COVID-19 PANDEMIC: (i) In the Chile Operating segment, volumes dropped 13.4%, while average prices rose by 0.7%. EBITDA reached CLP 24,537 million, contracting 46.7%, and EBITDA margin deteriorated from 19.6% to 12.0%. This performance was largely associated with lockdown measures, which deeply impacted high margin consumer occasions, mainly through the closure of the on premise channel and the sharp contraction of the single serve consumption, the latter especially in water, juices and sports drinks. During the quarter our e-commerce platform, “La Barra”, increased its sales by six times, helping us, although in a lower scale, to offset the drop in volumes and improve our mix. (ii) The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported a 12.0% decline in volumes and a 25.6% decrease on average prices in CLP. EBITDA registered a loss of CLP 11,831 million. The drop in volumes was across all the geographies, and it was deeper in countries with stricter restrictions due to the pandemic. The lower average price in CLP was mainly explained by the absence of price increases in Argentina. (iii) The Wine Operating segment posted a 6.5% rise in volumes and a 1.2% growth in average prices. EBITDA reached CLP 10,384 million, an expansion of 33.7%, and EBITDA margin improved from 14.3% to 17.8%. The higher result was driven by a good performance in volumes in the Chilean and Argentine domestic markets, associated with the brands acquired in Argentina in 2019, a stronger USD on export revenues and a lower cost of wine. (iv) In Colombia, where we have a joint venture with Postobón, volumes were slightly positive, due to a strong recovery in May and June, the latter showing double-digit growth, which more than offset the deep contraction in April due to the lockdowns. This performance allowed us to gain market share, reflecting a consolidated brand portfolio and a strong distribution network.

CLOSING REMARKS: In the second quarter of 2020, CCU’s performance was deeply affected by the restrictions to control the Covid-19 pandemic, which sharply impacted consumer occasions across all our geographies. In this context we continued focusing on people, operation continuity, and financial health. In addition, the highlights of the quarter were the strengthening of our market position, despite volume drop, due to continuous improvement in brand equity and sales execution; the margins deterioration, mainly associated with negative external effects; and the control of our expenses. Looking ahead we will continue putting our efforts in recovering profitable growth through revenue management initiatives, efficiencies and strong brands.

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3 The CLP currency variation against the USD considers average of period (aop) compared to aop.

4 The ARS currency variation against the CLP or the USD considers 2020 end of period (eop) compared to 2019 eop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS - SECOND QUARTER (Exhibit 1 & 3)

•	Net sales decreased 15.6%, explained by a 12.0% drop in consolidated volumes and by 4.1% lower average prices in CLP.
The contraction in volumes was driven by a decline of 13.4% and 12.0% in the Chile and the International Business Operating segments, respectively, while the Wine Operating segment increased 6.5%, explained by the Chilean and Argentine domestic markets, associated with the brands acquired in Argentina in 2019, partially offset by a decrease in exports. The negative consolidated volume growth reflected the impact of the restrictions to control the pandemic across the region and its deep impact on consumer occasions. The lower average prices in CLP were explained by a 25.6% fall in the International Business Operating segment, due to the absence of price increases in Argentina, partially compensated by a 1.2% growth in the Wine Operating segment, as a consequence of a stronger USD on export revenues, and a 0.7% rise in the Chile Operating segment.
•	Cost of sales was down 7.9%, explained by the 12.0% contraction in volumes partially offset by a 4.7% rise in the Cost of sales per hectoliter. The Chile Operating segment reported an 11.7% growth in Cost of sales per hectoliter, driven by the increase in USD-linked costs from the 20.4%[3] devaluation of the CLP against the USD, partially offset with lower costs in raw materials, especially PET and aluminum. In the International Business Operating segment, the Cost of sales per hectoliter in CLP decreased 12.4%, due to a currency translation effect, given that in local currency Cost of sales per hectoliter increased as result of higher USD-linked costs, largely explained by the 65.1%[4] devaluation of the ARS against the USD, and the impact of inflation, partially compensated with lower costs in raw materials. In the Wine Operating segment, the Cost of sales per hectoliter decreased 4.2%, impacted by a lower cost of wine that more than offset the effect of the depreciation of the CLP against the USD on our packaging materials linked to this currency.
•	Gross profit reached CLP 134,567 million, a 24.3% decline, resulting in a 484 bps drop in our Gross margin, from 47.1% to 42.3%, as a consequence of the effects described above.
•	MSD&A expenses fell 7.9%, due to the reduction in marketing and distribution expenses. In the Chile Operating segment, MSD&A expenses contracted 5.2%. In the International Business Operating segment MSD&A expenses were down 18.3% and In the Wine Operating segment, MSD&A expenses grew 9.1%.
•	EBIT reached a loss of CLP 7,457 million, a contraction of CLP 32,188 million. The weaker financial result was mainly explained by: (i) a 12.0% contraction in consolidated volumes, (ii) negative external effects from the devaluation of the CLP and ARS against the USD, affecting our USD-denominated costs and the translation of our results, partially compensated by wine export revenues, and (iii) lower average prices in CLP, mainly reflecting the absence of price increases in Argentina, not allowing us to offset the impact in costs of the high inflation and devaluation in this country. These effects were partially compensated by the decrease of 7.9% in MD&A expenses, mainly due to lower distribution and marketing expenses.
•	EBITDA was down 62.1%, or CLP 32,225 million, reaching CLP 19,654 million, explained by a fall of CLP 21,492 million in the Chile Operating segment, and a CLP 12,448 million drop in the International Business Operating segment, partially offset by an increase of CLP 2,615 million in the Wine Operating segment. EBITDA margin dropped 757 bps, from 13.7% to 6.2%.
•	Non-operating result totalized a loss of CLP 240 million, a decrease of 96.7% when compared to a loss of CLP 7,271 million last year, primarily due to: (i) a higher gain in Foreign currency exchange differences by CLP 9,329 million, (ii) a better result of CLP 4,287 million in Results as per adjustment units, mostly explained by a lower UF variation during 2Q20 compared with 2Q19 and its impact on UF-linked liabilities, and (iii) a better result in Equity and income of JVs and associated by CLP 4,261 million, mainly caused by a higher financial result in Colombia. These effects were partially offset by: (i) higher Net financial expenses by CLP 5,420 million, mainly due to higher Cash and cash equivalents held last year for tax expenses and dividend payments related to the 2018 ABI Transaction[5], and a higher financial debt, (ii) lower result in other gains/(losses) by CLP 5,427 million, mostly explained by losses on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets.
•	Income taxes reached a gain of CLP 4,058 million, mostly explained by a negative taxable income in 2020.
•	Net income reached a loss of CLP 3,257 million, a contraction of CLP 21,297 million, mostly explained by the reasons described above and by a positive non-recurrent effect of CLP 6,731 million from a tax asset revaluation in 2019 in Argentina.

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5 For further information about the Transaction see the Note 1- letter C, of our Consolidated Financial Statements as of December 31st 2019.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS - FIRST HALF (Exhibit 2 & 4)

•	Net sales decreased 2.9%, explained by a 1.3% drop in consolidated volumes and by 1.6% lower average prices in CLP. Volume contraction was driven by a 5.9% fall in the International Business Operating segment, while the Chile and Wine Operating segments recorded an increment of 0.4% and 4.8%, respectively. The negative consolidated volume growth was explained by the restrictions to control the Covid-19 pandemic in the region, which sharply impacted consumer occasions during the second quarter. The lower average prices in CLP were explained by a 7.9% drop in the International Business Operating segment, mostly due to the absence of price increases in Argentina, and by a 1.0% decrease on average prices in the Chile Operating segment, as a result of promotional activities in the first quarter. These effects were partially offset by a 4.1% growth in the Wine Operating segment, as a consequence of a stronger USD on export revenues.
•	Cost of sales was up 2.4% explained by the 3.8% increment in Cost of sales per hectoliter, partially compensated by the 1.3% contraction in volumes. The Chile Operating segment reported a 6.9% growth in Cost of sales per hectoliter, driven by the increase in USD-linked costs from the 20.3%[3] devaluation of the CLP against the USD, partially offset with lower costs in raw materials, especially aluminum and PET, and efficiencies in manufacturing. In the International Business Operating segment, the Cost of sales per hectoliter in CLP increased 0.8%, mostly as a result of higher USD-linked costs, largely explained by the 65.1%[4] devaluation of the ARS against the USD, and the impact of inflation, partially compensated with lower costs in raw materials and efficiencies. In the Wine Operating segment, the Cost of sales per hectoliter decreased 6.0%, impacted by a lower cost of wine that more than offset the effect of the depreciation of the CLP against the USD on our packaging materials linked to this currency.
•	Gross profit reached CLP 388,361 million, an 8.2% drop, resulting in a 273 bps contraction in our Gross margin, from 49.5% to 46.8%, as a consequence of the effects described above.
•	MSD&A expenses grew by 2.6%, and as a percentage of Net sales increased by 218 bps. In the Chile Operating segment, MSD&A increased 3.0% and as a percentage of Net sales rose 132 bps. In the International Business Operating segment, MSD&A decreased 3.4% in CLP and as a percentage of Net sales deteriorated by 552 bps, mostly associated with the high level of inflation in Argentina, not compensated with price increases. In the Wine Operating segment, MSD&A grew 15.3% and as a percentage of Net sales rose 154 bps, mainly explained by higher marketing expenses due to marketing export expenses, mostly denominated in USD and Euros.
•	EBIT reached CLP 54,981 million, a contraction of 45.4%. The weaker financial result was mainly explained by: (i) strong negative external effects from the devaluation of the CLP and ARS against the USD, affecting our USD-denominated costs and the translation of our results, partially compensated by wine export revenues, (ii) a 1.3% decrease in consolidated volumes, and (iii) lower average prices in CLP, mainly reflecting the absence of price increases in Argentina, not allowing us to offset the impact in costs of the high inflation and devaluation in this country.
•	EBITDA was down 27.5%, reaching CLP 110,384 million, explained by a 21.0% contraction in the Chile Operating segment and a drop of CLP 19,955 million in the International Business Operating segment, partially compensated by a 55.6% expansion in the Wine Operating segment. Consequently, EBITDA margin dropped 452 bps, from 17.8% to 13.3%.
•	Non-operating result totalized a loss of CLP 6,424 million, a decrease of 47.3% when compared to a loss of CLP 12,190 million last year, primarily due to: (i) a better result in Foreign currency exchange differences by CLP 5,080 million, (ii) a lower loss in Equity and income of JVs and associated by CLP 5,015 million, mainly caused by a higher financial result in Colombia, (iii) a lower loss of CLP 2,916 million in Results as per adjustment units, mostly explained by a lower UF variation during the first half of 2020 compared with 2019 and its impact on UF-linked liabilities, and (iv) a higher result in other gains/(losses) by CLP 2,838 million, explained by a better result on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets. These effects were partially offset by higher Net financial expenses by CLP 10,083 million, mainly due to higher Cash and cash equivalents held last year for tax expenses and dividend payments related to the 2018 ABI Transaction[5] and higher debt.
•	Income taxes reached CLP 16,280 million, expanding 8.9% from last year, mostly explained by higher taxes resulting from our foreign currency denominated assets as a consequence of the appreciation of the USD against the CLP during the first half of the year and a positive non-recurrent effect of CLP 6,731 million from a tax asset revaluation in 2019 in Argentina, partially compensated by a lower taxable income.
•	Net income reached CLP 28,978 million, a contraction of 56.5%.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS SECOND QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, volumes dropped 13.4%, while average prices rose by 0.7%. EBITDA reached CLP 24,537 million, contracting 46.7%, and EBITDA margin deteriorated from 19.6% to 12.0%. This performance was largely associated with lockdown measures, which deeply impacted high margin consumer occasions, mainly through the closure of the on premise channel and the sharp contraction of the single serve consumption, the latter especially in water, juices and sports drinks. During the quarter our e-commerce platform, “La Barra”, increased its sales close to six times, helping us, although in a lower scale, to offset the drop in volumes and improve our mix.

During the Covid-19 sanitary emergency, CCU has reinforced its commitment to society by developing initiatives which reflect the essence of its business. Thus, in addition to the production and donation to the Ministry of Health of over fifty thousand liters of hand sanitizer, using as raw material the alcohol generated from the dealcoholization process of our non-alcoholic beers Cristal Cero and Heineken 0.0., and over sixty thousand liters of disinfectant alcohol, using alcohol obtained from the distillation process from our subsidiary Compañía Pisquera de Chile, through the initiative “Almacén Seguro” we produced and distributed more than sixty thousand face shields, made by our subsidiary Plasco using PET pre-forms for our clients protection. Also, CCU and its JV Central Cervecera de Colombia, made available a charter flight to the Chilean and Colombian Foreign Affairs ministries in order to allow that more than two hundred people to be reunited with their families in the middle of the health emergency, in line with the concept “Juntémonos” of our beer brand Cristal and “Colombia en una Cerveza” of our beer brand Andina. In addition, we launched the campaign “Yo Invito” to support bars and restaurants, donated products to support community organizations and provided additional financial and consulting support to our clients through CRECCU.

In terms of brands, we launched Pure Life Alkaline, a still water with more minerals to achieve a higher ph level, and a new edition of Mistral Selección de Barricas, a limited edition premium pisco aged in oak. Also during the quarter, we adapted our marketing strategy to be close to our consumers even in the current context. Thus, we strengthened our digital channels by developing initiatives such as on-line football tournaments with our beer brand Cristal, live concerts with our beer brand Escudo, and the relaunch of the Pepsi Channel which includes music and contests.

INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported a 12.0% decline in volumes and a 25.6% decrease on average prices in CLP. EBITDA registered a loss of CLP 11,831 million. The drop in volumes was across all the geographies, and it was deeper in countries with stricter restrictions due to the pandemic. The lower average price in CLP was mainly explained by the absence of price increases in Argentina.

Regarding initiatives related to the Covid-19 pandemic, in Colombia, through our brand Andina, we participated in the Sunrise Project, a digital platform which allows donations and pre-purchases to over 1,600 bars and restaurants, we produced and donated five thousand facial shields to the Ministry of Health and to our clients in Uruguay, and fifty thousand units of hand-sanitizer in Argentina, in collaboration with other companies. Also in Argentina, under the campaigns #AquíEstamos and #AhíEstaremos, which committed the donation of beer to bars and restaurants, we donated 100 thousand glasses of the beer brand Salta and 175 thousand glasses of the beer brand Santa Fe.

In terms of brands, in Uruguay, we launched Imperial Cream Stout, a dark beer especially for the winter season. Also, we strengthened our digital channels developing virtual interaction with our clients in Argentina and Bolivia through our main brands. Finally, in Paraguay we recently started the operation of a new distribution center with more capacity and space for our products and workers.

WINE OPERATING SEGMENT

The Wine Operating segment posted a 6.5% rise in volumes and a 1.2% growth in average prices. EBITDA reached CLP 10,384 million, an expansion of 33.7%, and EBITDA margin improved from 14.3% to 17.8%. The higher result was driven by a good performance in volumes in the Chilean and Argentine domestic markets, associated with the brands acquired in Argentina in 2019, a stronger USD on export revenues and a lower cost of wine.

During the quarter, in addition to contributing to the sanitation of the streets of several locations in Chile, VSPT made available PCR laboratory equipment to the Ministry of Health of Chile in order to strengthen the detection capabilities of Covid-19. In terms of international recognition VSPT obtained the “For Life” certification, an accreditation that evaluates the foundations of a sustainable and socially responsible company, ensuring excellence in meeting the demands of the society to corporations. Regarding brands, the marketing campaign “Gato Negro 9Lives” was the winner in the branded content category, in the international competition NYX Videos Awards.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE
Exhibit 1: Consolidated Income Statement (Second Quarter 2020)
Second Quarter	2020	2019	Total
	(CLP million)		Change %
Net sales	318,376	377,362	(15.6)
Cost of sales	(183,809)	(199,607)	(7.9)
% of Net sales	57.7	52.9
Gross profit	134,567	177,755	(24.3)
MSD&A	(145,673)	(158,216)	(7.9)
% of Net sales	45.8	41.9
Other operating income/(expenses)	3,649	5,192	(29.7)
EBIT	(7,457)	24,731	(130.2)
EBIT margin %	(2.3)	6.6
Net financial expenses	(6,678)	(1,258)	430.8
Equity and income of JVs and associated	(2,482)	(6,743)	(63.2)
Foreign currency exchange differences	10,245	916	1,018.9
Results as per adjustment units	613	(3,674)	(116.7)
Other gains/(losses)	(1,939)	3,488	(155.6)
Non-operating result	(240)	(7,271)	(96.7)
Income/(loss) before taxes	(7,698)	17,460	(144.1)
Income taxes	4,058	3,622	12.0
Net income for the period	(3,639)	21,082	(117.3)

Net income attributable to:
The equity holders of the parent	(3,257)	18,040	(118.1)
Non-controlling interest	383	(3,042)	(112.6)

EBITDA	19,654	51,879	(62.1)
EBITDA margin %	6.2	13.7

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	(8.8)	48.8	(118.1)
Earnings per ADR (CLP)	(17.6)	97.6	(118.1)

Depreciation	27,111	27,148	(0.1)
Capital Expenditures	29,520	35,629	(17.1)

PRESS RELEASE
Exhibit 2: Consolidated Income Statement (Six months ended on June 30, 2020)
YTD as of June	2020	2019	Total
	(CLP million)		Change %
Net sales	829,609	854,220	(2.9)
Cost of sales	(441,248)	(430,990)	2.4
% of Net sales	53.2	50.5
Gross profit	388,361	423,230	(8.2)
MSD&A	(341,214)	(332,673)	2.6
% of Net sales	41.1	38.9
Other operating income/(expenses)	7,835	10,068	(22.2)
EBIT	54,981	100,624	(45.4)
EBIT margin %	6.6	11.8
Net financial expenses	(11,336)	(1,253)	804.9
Equity and income of JVs and associated	(5,307)	(10,322)	(48.6)
Foreign currency exchange differences	6,355	1,276	398.3
Results as per adjustment units	(1,586)	(4,502)	(64.8)
Other gains/(losses)	5,449	2,611	108.7
Non-operating result	(6,424)	(12,190)	(47.3)
Income/(loss) before taxes	48,557	88,434	(45.1)
Income taxes	(16,280)	(14,944)	8.9
Net income for the period	32,277	73,490	(56.1)

Net income attributable to:
The equity holders of the parent	28,978	66,556	(56.5)
Non-controlling interest	(3,299)	(6,934)	(52.4)

EBITDA	110,384	152,307	(27.5)
EBITDA margin %	13.3	17.8

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	78.4	180.1	(56.5)
Earnings per ADR (CLP)	156.8	360.2	(56.5)

Depreciation	55,402	51,682	7.2
Capital Expenditures	67,302	61,896	8.7

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2020)
	1. Chile Operating segment			2. International Business Operating segment
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %
Volumes	3,390	3,917	(13.4)	1,433	1,629	(12.0)
Net sales	205,118	235,434	(12.9)	60,638	92,608	(34.5)
Net sales (CLP/HL)	60,500	60,103	0.7	42,329	56,859	(25.6)
Cost of sales	(110,531)	(114,305)	(3.3)	(40,816)	(52,954)	(22.9)
% of Net sales	53.9	48.6		67.3	57.2
Gross profit	94,587	121,129	(21.9)	19,822	39,655	(50.0)
% of Net sales	46.1	51.4		32.7	42.8
MSD&A	(87,024)	(91,778)	(5.2)	(41,842)	(51,218)	(18.3)
% of Net sales	42.4	39.0		69.0	55.3
Other operating income/(expenses)	129	210		3,395	4,762
EBIT	7,693	29,561	(74.0)	(18,624)	(6,801)	173.8
EBIT margin	3.8	12.6		(30.7)	(7.3)
EBITDA	24,537	46,029	(46.7)	(11,831)	617	(2,018.7)
EBITDA margin	12.0	19.6		(19.5)	0.7

	4. Other/eliminations			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %
Volumes	(27)	(18)		5,181	5,889	(12.0)
Net sales	(5,745)	(4,871)	17.9	318,376	377,362	(15.6)
Net sales (CLP/HL)				61,454	64,076	(4.1)
Cost of sales	2,851	2,272	25.5	(183,809)	(199,607)	(7.9)
% of Net sales				57.7	52.9
Gross profit	(2,894)	(2,600)	11.3	134,567	177,755	(24.3)
% of Net sales				42.3	47.1
MSD&A	(1,174)	(896)	31.0	(145,673)	(158,216)	(7.9)
% of Net sales				45.8	41.9
Other operating income/(expenses)	34	89		3,649	5,192
EBIT	(4,035)	(3,407)	18.4	(7,457)	24,731	(130.2)
EBIT margin				2.3	6.6
EBITDA	(3,435)	(2,535)	35.5	19,654	51,879	(62.1)
EBITDA margin				6.2	13.7

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2020)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %	2020	2019	YoY %
Volumes	9,388	9,350	0.4	3,774	4,012	(5.9)	687	656	4.8
Net sales	546,487	549,580	(0.6)	185,180	213,757	(13.4)	107,877	98,871	9.1
Net sales (CLP/HL)	58,214	58,776	(1.0)	49,070	53,285	(7.9)	156,998	150,758	4.1
Cost of sales	(273,758)	(255,093)	7.3	(109,292)	(115,250)	(5.2)	(63,085)	(64,056)	(1.5)
% of Net sales	50.1	46.4		59.0	53.9		58.5	64.8
Gross profit	272,729	294,488	(7.4)	75,888	98,507	(23.0)	44,792	34,816	28.7
% of Net sales	49.9	53.6		41.0	46.1		41.5	35.2
MSD&A	(208,607)	(202,509)	3.0	(99,335)	(102,858)	(3.4)	(30,847)	(26,746)	15.3
% of Net sales	38.2	36.8		53.6	48.1		28.6	27.1
Other operating income/(expenses)	521	675		6,819	8,696		410	180
EBIT	64,642	92,653	(30.2)	(16,629)	4,345	(482.7)	14,355	8,249	74.0
EBIT margin	11.8	16.9		(9.0)	2.0		13.3	8.3
EBITDA	98,385	124,473	(21.0)	(1,914)	18,041	(110.6)	20,023	12,865	55.6
EBITDA margin	18.0	22.6		1.0	8.4		18.6	13.0

	4. Other/eliminations			Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %
Volumes	(37)	(20)		13,811	13,998	(1.3)
Net sales	(9,935)	(7,989)	24.4	829,609	854,220	(2.9)
Net sales (CLP/HL)				60,068	61,026	(1.6)
Cost of sales	4,887	3,408	43.4	(441,248)	(430,990)	2.4
% of Net sales				53.2	50.5
Gross profit	(5,048)	(4,580)	10.2	388,361	423,230	(8.2)
% of Net sales				46.8	49.5
MSD&A	(2,425)	(561)	332.3	(341,214)	(332,673)	2.6
% of Net sales				41.1	38.9
Other operating income/(expenses)	85	518		7,835	10,068
EBIT	(7,388)	(4,624)	59.8	54,981	100,624	(45.4)
EBIT margin				6.6	11.8
EBITDA	(6,111)	(3,072)	98.9	110,384	152,307	(27.5)
EBITDA margin				13.3	17.8

PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31
	2020	2019
	(CLP million)
ASSETS
Cash and cash equivalents	260,687	196,369
Other current assets	565,027	592,913
Total current assets	825,715	789,282

PP&E (net)	1,102,880	1,071,730
Other non current assets	506,720	492,679
Total non current assets	1,609,600	1,564,409
Total assets	2,435,315	2,353,691

LIABILITIES
Short term financial debt	101,371	68,386
Other liabilities	287,803	414,896
Total current liabilities	389,173	483,282

Long term financial debt	445,572	261,769
Other liabilities	168,024	165,712
Total non current liabilities	613,597	427,481
Total Liabilities	1,002,770	910,763

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(131,400)	(137,503)
Retained earnings	888,218	902,863
Total equity attributable to equity holders of the parent	1,319,512	1,328,054
Non - controlling interest	113,033	114,873
Total equity	1,432,545	1,442,927
Total equity and liabilities	2,435,315	2,353,691

OTHER FINANCIAL INFORMATION

Total Financial Debt	546,943	330,155

Net Financial Debt	286,256	133,786

Liquidity ratio	2.12	1.63
Total Financial Debt / Capitalization	0.28	0.19
Net Financial Debt / EBITDA	0.97	0.40

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 5, 2020